Winnebago Industries, Inc.
P.O. Box 152
Forest City, IA 50436

May 7, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Winnebago Industries, Inc. Form S-3
(Registration No. 333-187720)

Ladies and Gentlemen:
The undersigned, Winnebago Industries, Inc., (the “Registrant”), pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission under the Securities Act of 1933, as amended, hereby respectfully requests that the Commission grant acceleration of the effectiveness of the Registrant's Registration Statement, as amended, so that the same may become effective at 12:00 p.m. Eastern Time on May 9, 2013, or as soon thereafter as practicable.
The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WINNEBAGO INDUSTRIES, INC.

By:	/s/ Scott C. Folkers
Scott C. Folkers
Vice President, General Counsel and Secretary